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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                                Ladish Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50574200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Pamela B. Johnson, Esq,. P.O. Box 5041, Thousand Oaks, CA 91359; (818) 597-3754
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    5/24/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhbits. See Section 240.13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 505754200                    13D                          Page 2 OF 13

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       Employees' Retirement Plan of Consolidated Electrical Distributors, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       California
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           457,500
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY           -0-
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            457,500
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       457,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.29%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 505754200                    13D                          Page 3 OF 13

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       Employees' Retirement Plan of Hajoca Corporation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Pennsylvania
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           150,000
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY           -0-
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            150,000
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       150,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.08%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 505754200                    13D                          Page 4 OF 13

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       Employees' Retirement Plan of Rolled Alloys, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Michigan
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           100,000
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8    SHARED VOTING POWER
    OWNED BY           -0-
      EACH        --------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON            100,000
      WITH        --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       100,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.72%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       EP
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 505754200                    13D                          Page 5 OF 13

                                  INTRODUCTION

The Employees' Retirement Plan of Consolidated Electrical Distributors, Inc. ("CED Pension Plan"), a California trust, which is a defined benefit plan with the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached hereto as Exhibit 7(1).

         Item 1:  Security and Issuer.
                  -------------------

The class of equity securities to which this Statement relates is the common stock, $0.01 par value (the "Common Stock"), of Ladish Co., Inc. (the "Issuer"), a corporation incorporated under the laws of Wisconsin, whose principal executive offices are located at 5481 S. Packard Ave., Cudahy, Wisconsin 53110.

         Item 2:  Identity and Background.
                  -----------------------

         This Statement is filed by the CED Pension Plan, on behalf of itself and the Employees' Retirement Plan of Hajoca Corporation, a defined benefit plan ("Hajoca Pension Plan"), and Employees' Retirement Plan of Rolled Alloys, Inc., a defined benefit plan ("Rolled Alloys Pension Plan").

         a.       CED Pension Plan (Filing Person and Reporting Person).

                  The principal executive Offices of CED Pension Plan are located at 700 S. Flower Street, Los Angeles, California 90071, c/o BNY Western Trust Company. CED Pension Plan is a defined plan within the meaning of the Employee Retirement Income Security Act of 1974

CUSIP NO. 505754200                    13D                          Page 6 OF 13


                  ("ERISA"). CED Pension Plan is organized as a trust under the laws of California.

         b.       Hajoca Pension Plan (Reporting Person).

                  The principal executive offices of Hajoca Pension Plan are located at Bryn Mawr Trust Company, 10 South Bryn Mawr Avenue, Bryn Mawr, PA 19010-3396. Hajoca Pension Plan is a defined benefit plan within the meaning of ERISA. Hajoca Pension Plan is organized as a trust under the laws of Pennsylvania.

         c.       Rolled Alloys Pension Plan.

                  The principal executive offices of Rolled Alloys Pension Plan are located at Comerica Bank, 411 West LaFayette, 4th Floor, Detroit, MI 48226. Rolled Alloys Pension Plan is a defined benefit plan within the meaning of ERISA. Rolled Alloys Benefit Plan is organized as a trust under the laws of Michigan.

         During the last five years none of the Reporting Persons, nor any of their individual directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 505754200                    13D                          Page 7 OF 13

         Item 3:  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         Between April 26, 1999 and May 24, 1999, the Reporting Persons purchased, in a series of broker-assisted purchases on the open market, 707,500 shares of the Issuer's Common Stock. The total funds required to complete the purchases was $5,521,470 (inclusive of broker commissions). All funds were obtained from working capital of the Reporting Persons. A table identifying each purchase is included in Item 5(2).

         Item 4:  Purpose of Transaction.
                  ----------------------

         The Reporting Persons acquired the shares of the Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons expect to have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

         Depending on the market conditions and other factors that each of the Reporting Persons may deem material to its investment decision, each Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions. Depending on these same factors, any Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Item 5:  Interest in Securities of the Issuer.
                  ------------------------------------

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based on the Issuer's

CUSIP NO. 505754200                    13D                          Page 8 OF 13

                  report of Form 10Q that it had 13,906,049 shares of Common Stock outstanding as of March 31, 1999) beneficially owned by each person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the following table.

Reporting Person  No. of      Percentage    Power to Vote     Power to Dispose
                  Shares       of Class     Shared   Sole     Shared      Sole
                  Benef.
                  Owned
--------------------------------------------------------------------------------
CED Pension Plan  457,500        3.29%              457,500             457,500
--------------------------------------------------------------------------------
Hajoca Pension
Plan              150,000        1.08%              150,000             150,000
--------------------------------------------------------------------------------
Rolled Alloys
Pension Plan      100,000        0.72%              100,000             100,000
--------------------------------------------------------------------------------

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2.

         (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

CUSIP NO. 505754200                    13D                          Page 9 OF 13



Date     Purchaser        # Shares     Price      Comm'n   Total Funds Required
----     ---------        --------     -----      ------   --------------------
4/26/99  CED Pension
         Plan               25,000    $6.8100     $1,500    $  171,750
--------------------------------------------------------------------------------
4/28/99  CED Pension
         Plan               10,000    $6.6850     $  600    $   67,450
--------------------------------------------------------------------------------
4/29/99  CED Pension
         Plan               10,000    $6.8100     $  600    $   68,700
--------------------------------------------------------------------------------
4/29/99  CED Pension
         Plan               31,800    $7.5965     $1,908    $  243,658
--------------------------------------------------------------------------------
4/30/99  CED Pension
         Plan                5,000    $6.7474     $  300    $   34,037
--------------------------------------------------------------------------------
4/30/99  CED Pension
         Plan                8,200    $6.8100     $  492    $   56,334
--------------------------------------------------------------------------------
5/3/99   CED Pension
         Plan               47,500    $6.8725     $2,850    $  359,294
--------------------------------------------------------------------------------
5/4/99   CED Pension
         Plan               60,000    $6.8725     $3,600    $  415,950
--------------------------------------------------------------------------------
5/14/99  CED Pension
         Plan               15,000    $7.5600     $  900    $  114,300
--------------------------------------------------------------------------------
5/24/99  CED Pension
         Plan              245,000    $8.0306     $7,350    $1,974,847
--------------------------------------------------------------------------------
5/24/99  Hajoca
         Pension Plan      150,000    $8.0306     $4,500    $1,209,090
--------------------------------------------------------------------------------
5/24/99  Rolled
         Alloys
         Pension Plan      100,000    $8.0306     $3,000    $  806,060
--------------------------------------------------------------------------------
TOTAL                      707,500                          $5,521,470
                           -------                          ----------

         (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and their equity owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Issuer.

         (e)      Not applicable.

         Item 6:  Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

         CED Pension Plan, Hajoca Pension Plan and Rolled Alloys Pension Plan do not have shared voting or dispositive power; however, for purposes of this
Schedule 13D, they may be under common control.

         A committee makes investment decisions for CED Pension Plan. Any two members of such committee can make decisions for

CUSIP NO. 505754200                    13D                         Page 10 OF 13

CED Pension Plan. A committee makes investment decisions for Hajoca Pension Plan. Any two members of such committee can make decisions for Hajoca Pension Plan. A committee makes investment decisions for Rolled Alloys Pension Plan. Any two members of such committee can make decisions for Rolled Alloys Pension Plan. The three pension plans have members in common.

         The members of the committees of each pension plan have no agreement or understanding of any kind among each other regarding the holding, voting or disposition of the Common Stock. Such individuals did, however, collectively cause the Reporting Persons to acquire the shares of Common Stock that are the subject of this Statement. Given the overlaps between the individuals involved in investment decisions for the pension plans, it is likely that these individuals may cause the Reporting Persons to act in concert regarding such actions in the future. As such, the Reporting Person, although disclaiming membership in a group, have nonetheless filed this Statement on Schedule 13D.

         Item 7:  Material to be Filed as Exhibits.
                  --------------------------------

         Exhibit 7(1).  Agreement with Respect to Schedule 13D.

CUSIP NO. 505754200                    13D                         Page 11 OF 13


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1999

                                              Employees' Retirement Plan of
                                              Consolidated Electrical
                                              Distributors, Inc.




                                              By: /s/ Thomas A. Lullo
                                                  -----------------------------
                                                  Thomas A. Lullo, on behalf and
                                                  as a member of the Retirement
                                                  Committee of Consolidated
                                                  Electrical Distributors, Inc.

CUSIP NO. 505754200                    13D                         Page 12 OF 13


                                LIST OF EXHIBITS
                                ----------------


Exhibit No.                         Description                           Page
-----------                         -----------                           ----

   7(1)                    Agreement with Respect to
                           Schedule 13D.

CUSIP NO. 505754200                    13D                         Page 13 OF 13


                                  EXHIBIT 7(1)

                     AGREEMENT WITH RESPECT TO SCHEDULE 13D

         The undersigned hereby agree that any Statement on Schedule 13D to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Ladish Co., Inc., a Wisconsin corporation, may be filed by Employees' Retirement Plan of Consolidated Electrical Distributors, Inc., on behalf of all of the undersigned.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed in counterparts by their duly authorized signatories as of this 22 day of June, 1999.

                                            Employees' Retirement Plan of
                                            Consolidated Electrical
                                            Distributors, Inc.



                                            By: /s/ Thomas A. Lullo
                                                ------------------------
                                                Thomas A. Lullo, on behalf and
                                                as a member of the Retirement
                                                Committee of Consolidated
                                                Electrical Distributors, Inc.



                                            Employees' Retirement Plan of
                                            Hajoca Corporation


                                            By: /s/ Keith W. Colburn
                                                --------------------
                                                Keith W. Colburn, on behalf and
                                                as a member of the Retirement
                                                Committee of Hajoca Corporation



                                            Employees' Retirement Plan of
                                            Rolled Alloys, Inc.



                                            By: /s/ Keith W. Colburn
                                                --------------------
                                                Keith W. Colburn, on behalf and
                                                as a member of the Retirement
                                                Committee of Rolled Alloys, Inc.